Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, Minnesota 55423

May 14, 2007

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D. C.  20549

Attention:  Filing Desk

Re:	Best Buy Co., Inc. Proxy Statement
File No. 001-09595

Ladies and Gentlemen:

We hereby transmit for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval System, the definitive notice, proxy statement and form of proxy with respect to the 2007 Regular Meeting of Stockholders of Best Buy, Co., Inc. (the “Company”) proposed to be held on June 27, 2007, together with a copy of the cover page required by Rule 14a-6(m).  There is no filing fee required for this filing.

Copies of the definitive proxy materials are expected to be released to stockholders commencing on May 16, 2007.

The proxy statement includes a proposal to approve an amendment to the Company’s 2004 Omnibus Stock and Incentive Plan (the “Plan”).  A copy of the Plan was filed electronically as an appendix pursuant to Instruction 3 to Item 10 of Schedule 14A (Rule 14a-101).  The Company is also including three copies of the Plan herewith.  Pursuant to Instruction 5 to Item 10 of Schedule 14A, we hereby advise you that we intend to file a Registration Statement on Form S-8 under the Securities Act of 1933, registering the Company’s securities subject to the Plan, with the Securities and Exchange Commission as soon as practicable after receiving shareholder approval of the Plan.

Very truly yours,

/s/ Lisa Beth Lentini
Lisa Beth Lentini
Corporate Counsel

Enclosures